UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

                                                            [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

C.N.P.J. nº 90.400.888/0001-42

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Company”), in compliance with the provisions of Paragraph 4 of art. 157, of the Brazilian Corporate Law # 6.404/76, and Instruction # 358/02, issued by the Brazilian Securities and Exchange Commission (“CVM”), hereby announces to the market that the Company´s Board of Directors in the meeting held on this date deliberated to approve the renewal the buyback program for the Company´s depositary share certificates (“Units”) (“Buyback Program”), to be held in treasury and subsequently sold, in according with CVM Instruction 10/80 and CVM Instruction 390/03, considering that the previous Buyback Program expired on August 24, 2012.

The Buyback Program will cover the acquisition of up to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares or the American Depositary Receipts (“ADR”) by the Company or by Company´s branch in Cayman which, on July 31, 2012, correspond to approximately 1.5% of the outstanding shares, same percentage previous Buyback Program.

On July 31st of 2012, the Company holds 50.028.290.752 common shares and 46.984.915.534 preferred shares on flow, as defined in CVM Instruction 10/80.

The Buyback Program has the purpose of (1) maximize the value creation for shareholders through an efficient management of capital structure; and (2) enabling the payment of directors, managerial employees and other employees of the Company and companies under its control, in according with Resolution n. 3921, of November 25, 2010, of the National Monetary Council, pursuant to the Plan of Long-Term Incentive; (3) enabling the risk management resulting from the rendering of market maker services by the Company of certain index funds every time the Units are included in the portfolio of the reference index of such funds. Part of the repurchased Units shall be used by the Company exclusively for hedging against price oscillation of the securities which compose the reference index and shall be bought and sold in accordance to the Company´s risk management policy.

The Units shall be purchased, for management criterion, through market conditions and legal requirements, in BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros, for their market price, through Santander Corretora de Câmbio e Valores Mobiliários S.A., registered on CNPJ/MF under nº 51.014.223/0001-49, with head office at Av. Presidente Juscelino Kubistchek, nºs 2041 and 2235 – Part, 24th floor - Vila Olímpia - São Paulo - SP.

Juscelino Kubistchek, nºs 2041 and 2235 – Part, 24th floor - Vila Olímpia - São Paulo - SP.

The ADRs shall be purchased, for management criterion, through market conditions and legal requirements, on NYSE, for their market price, through Santander Investment Securities Inc., U.S. registered broker-dealer incorporated under the laws of the State of Delaware, 45 east 53rd street, New York, NY, 10022.

The term of Buyback Program is up to 365 days counted from the publication of the material fact with information about the operation, expiring on August 24, 2013. The buyback may be commenced or suspended at any time from time to time, subject to applicable regulations.

São Paulo, August 24, 2012.

Carlos Alberto Lopez Galan

Investors Relation Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 24, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer